File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

[If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:____________________.]

Monthly Sales Report- January 2005	3
Regulated Announcement for the month of January 2005	4~5
4Q’04 Investor Conference Presentation Materials & Quarterly Report	6~10
Signatures	11

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2005.

     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
January	Invoice amount	1,249,100	1,404,302	-155,202	-11.05%
January	Net Sales	1,245,801	1,394,192	-148,391	-10.64

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	January, 2005 end	December, 2004 end	Limit of lending
MXIC	0	0	17,759,647
MXIC’s subsidiaries	1,457,113	1,457,113	5,391,408

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	January	Bal. As of period end
MXIC	17,759,647	0	3,710,208
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,710,208
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets / liabilities denominated in foreign currencies		For the position of floating rate liabilities
Underlying assets/liabilities	699	Underlying assets/liabilities	0
Financial instruments	3	Financial instruments	0
Realized profit (loss)	1	Realized profit (loss)	0

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of January 2005.

     The trading of directors, supervisors, executive officers and 10% shareholders : None

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

	Outstanding of shares	Outstanding of units	Outstanding of shares
Outstanding of units on December 31, 2004	on December 31, 2004	on January 31, 2005	on January 31, 2005
2,350,715.3	23,507,153	2,350,715.3	23,507,153

     Outstanding amount of Convertible Bonds :

	Conversion	Outstanding Amounts		Outstanding Amounts
Convertible Bonds	Price	on December 31, 2004		On January 31, 2005
0.5% Convertible Bonds Due 2007	NT$28.2329	US$	100,000	US$	100,000
0% Convertible Bonds Due 2008	NT$11.9584	US$	6,400,000	US$	6,400,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2005

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of January 2005.

     The acquisition of assets :

			Purchase Price
Date	Description of assets	Trade Quantity (Unit)	(Per Unit)(NT$)	Trade Amount (NT$)
2005/01/04	Entrust Phoenix Bond Fund	30,681,703.8000	14.6319 - 14.6895	450,000,000
2005/01/04	THE HIGH-YIELD FUND	24,870,320.8600	14.0670 - 14.0754	350,000,000
2005/01/05	ABN AMRO Bond Fund	30,707,138.6300	14.6214 - 14.6706	450,000,000
2005/01/06	Shinkong Chi-Shin Fund	25,081,906.6400	13.9430 - 13.9588	350,000,000
2005/01/07	NITC BOND FUND	2,501,377.8000	158.9470 - 160.1600	400,000,000
2005/01/11	JF (TAIWAN) BOND FUND	33,639,792.2000	14.8619 - 14.8648	500,000,000
2005/01/13	Ta Chong Bond Fund	39,436,686.9000	12.6770 - 12.6801	500,000,000
2005/01/19	POLARIS DE-LI FUND	27,183,562.9000	14.7129 - 14.7179	400,000,000
2005/01/19	President James Bond Fund	33,245,456.6000	15.0360 - 15.0433	500,000,000

     The disposition of assets : None

Macronix International Co., Ltd.
16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688       Fax: +886 3 563 2888

01/31/2005

MXIC Reports Fourth Quarter and Full Year Financial Results

•	Posted net sales revenues of NT$4,945 million for the quarter, declined by 24 percent sequentially. Annual net sales revenues increased 32% to NT$22,937 million.

•	Consecutively generated positive gross profit, gross profit of NT$1,053 million and gross margin of 21 percent for the quarter. Gross profit of NT$3,979 million for 2004 compared to Gross loss of NT$(3,159) million in 2003.

•	Reported an operating loss of NT$(26) million, Net loss of NT$(805) million, EPS of NT$(0.17) for the quarter.

•	Operating loss was NT$(422) million, Net income of NT$207 million, EPS of NT$0.04 for the full year.

•	Capacity utilization rate declined to 88 percent.

Hsin-Chu, Taiwan, R.O.C. – Macronix International (NASDAQ: MXICY, TSEC: 2337) today reported unaudited financial results of the fourth quarter and full year ended December 31, 2004. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

Fourth Quarter Financial Results
The Company reported the fourth quarter revenues of NT$4,945 million, with a decrease of 10 percent from the NT$5,470 million in the fourth quarter of 2003 and declined 24 percent sequentially from NT$ 6,485 million in the last quarter. The decline was caused by lower than expected units shipments due to end customers inventory digestion in digital consumer application and unfavorable price trend.

     Gross margin for the quarter was 21 percent compared to 23 percent for the third quarter of 2004, compared to 7 percent in the fourth quarter of 2003. Gross profit for the quarter was NT$1,053 million, a consecutive fifth quarter of positive gross profit. Mask ROM continue to generate healthy gross margin. On a sequential basis, product mix variance of gross profit for the quarter decrease by NT$(125) million, lower capacity utilization rate also caused unfavorable capacity loss variance of NT$(56) million and the unfavorable price/cost variance of gross profit was NT$(226) million.

     Operating expenses for the quarter were NT$1,079 million, cut down by NT$137 million sequentially, and slightly increased by NT$76 million compared to the same period of 2003. Operating loss was NT$(26) million for the quarter, compared with operating income of NT$245 million in the third quarter of 2004 and great improvement compared with operating loss of NT$(612) million in the fourth quarter of 2003.

     The net non-operating loss was NT$(780) million, consisted of the net inventory loss provision of NT$ (417) million, the investment loss of NT$(67) million, the foreign exchange loss of NT$(258) million, the net interest expense of NT$(65) million and other income of NT$27 million.

The net loss was NT$(805) million compared to a net income of NTD$491 million in the last quarter and a net loss of NT$(794) million in the fourth quarter of 2003.

The EPS was NT$(0.17), compared to NT$0.10 in the third quarter of 2004 and NT$(0.15) in the fourth quarter of 2003.

A. Mask ROM accounted for 51% of Net Sales Revenue
Mask ROM accounted for 51 percent of net sales revenue, flat sequentially, up 11 percent year over year. Sales in Flash products accounted for 33 percent of net sales revenue, representing a 43 percent decline sequentially, down 9 percent year over year. Due to the end customers’ inventory digestion, the unit shipment of Flash was decreased by 34% compared to last quarter, but up 5 percent year over year. The Average Selling Price of lower density Flash products continued to decline and face pricing pressure. Sales in SLC products accounted for 9 percent of net sales revenue, decreased by 10 percent sequentially, but up 20 percent year over year. Sales in SMS products accounted for 7 percent of net sales revenue, decreased by 39 percent sequentially, and dropped by 66 percent compared to the same period of 2003.

0.25 um NBitTM, 0.15um & 0.18 um Advanced Process Technology Accounted for 53% of Net Sales Revenue and Capacity Utilization Rate declined to 88%

Advanced process technology products (0.25 um NBitTM, 0.15 um & 0.18 um) collectively accounted for 53 percent of revenue for the fourth quarter of 2004. Capacity utilization rate declined to 88 percent for the fourth quarter of 2004.

Full Year 2004 Financial Results

Despite semiconductor industry business was soft in the second half of 2004, annual net sales revenue was increased by 32% to NT$22,937 million. Net sales revenue of Flash grew by 78% compared to 2003, Mask ROM grew by 12% and SLC grew by 35%, SMS was the only product line declined by 24% due to Renesas contractual shipments were completed in first quarter of 2004.

Gross profit was NT$3,979 million for the year and gross margin improved to 17% compared with negative 18% in 2003. The turn around was contributed by the smooth migration of advanced process technology in which offered the competitive unit cost structure, and higher capacity utilization rate.

Operating expense maintained at NT$4,401 million, therefore, the operating loss was NT$(422) million, a great improvement compared to operating loss of NT$(7,565) million in 2003.

Net non-operating income was NT$629 million, contributed by the reversal of inventory loss provision of NT$944 million, investment income of NT$175 million, other income of NT$175 million and offset by net interest expense of NT$(521) million and foreign exchange loss of NT$(144) million.

Net income before tax was NT$207 million, EPS was NT$0.04.

Liquidity and Financial Highlights

As of December 31, 2004, The Company had NT$9,709 million in cash and cash equivalents. The cash position would add up to NT$11,817 million including the restricted deposits. The financial strength remained sound while the net inventory level maintained at a healthy level and slightly decreased by NT$71 million to NT$ 4,772 million compared to September 30, 2004. The total liability decreased to NT$18,051 million, a decrease of NT$468 million, compared to NT$18,519 million as the end of September 2004. Owner’s Equity was NT$34,334 million. Capital expenditure for the quarter was NT$445 million. Depreciation and amortization expenses were NT$1,799 million for the quarter, slightly increased by NT$9 million compared to last quarter. Cash flow from operation remained healthy while the Company generated NT$1,912 million in cash from operation.

The following tables summarized MXIC’s financial highlights:
Quarterly Income Statement

Note *	2004Q4 financial results need to be audited by CPA and subject to approval of Macronix Board of Directors.

				QoQ	YoY
Unit: NT$M; except EPS	2004/Q4	2004/Q3	2003/Q4	Change	Change

Net Sales Revenue	4,945	6,485	5,470	(24%)	(10%)
Gross Profit	1,053	1,460	391	(28%)	169%
Gross Margin%	21%	23%	7%	—	—
Operating Expenses	(1,079)	(1,216)	(1,003)	(11%)	8%
Operating Income (Loss)	(26)	245	(612)	—	(96%)
Net Non-Operating Income (Loss)	(780)	246	(183)	—	327%
Income (Loss) Before Tax	(805)	491	(794)	—	1%
Income Taxes	0	0	0	—	—
Net Income (Loss)	(805)	491	(794)	—	1%

EPS(NT$)*	(0.17)	0.10	(0.15)

Annual Income Statement

Note *	2004Q4 financial results need to be audited by CPA and subject to approval of Macronix Board of Directors.

			YoY
Unit: NT$M; except EPS	2004	2003	Change
Net Sales Revenue	22,937	17,395	32%
Gross Profit (Loss)	3,979	(3,159)	-
Gross Margin%	17%	(18%)	-
Operating Expenses	(4,401)	(4,406)	-
Operating Income (Loss)	(422)	(7,565)	(94%)
Net Non-Operating Income (Loss	629	(633)	-
Income (Loss) Before Tax	207	(8,198)	-
Income Taxes	0	0	-
Net Income (Loss)	207	(8,198)	-

EPS(NT$)*	0.04	(2.13)

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “ Risk Factors” in the Company’s 2003 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2004. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.

Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,593 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang	Jonathan Lee
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+0930 111 183	+03 578 6688 ext.76630
patricktang@mxic.com.tw	jonathanlee@mxic.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: February 23, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center